Terra H Inc

VIA EDGAR

Nov 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re:	Terra H Inc Registration Statement on Form S-1 Filed November 10, 2025 File No. 333-291406

Dear SEC,

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely,

/s/ Mufeng Zhu

Mufeng Zhu

Director and CEO